THE LEBRECHT GROUP
A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.	Craig V. Butler, Esq. *

Admitted only in California*

November 7, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Laura Crotty

Re:	Premier Biomedical, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-174876

Dear Ms. Crotty:

On behalf of Premier Biomedical, Inc. (the “Company’), we herein provide the following responses to the Commission Staff comment letter dated November 4, 2011, regarding the above-listed Registration Statement on Form S-1 for the Company.  We have summarized the Staff’s comments in bold and italics followed by the Company’s response.

We will not be submitting an amendment to the Registration Statement simultaneously with this correspondence.  We would like to request an expedited review of this comment response, and if the responses are deemed satisfactory to the Commission staff, we will then file an amendment in anticipation of effectiveness shortly thereafter, assuming the responses hereto are integrated therein.

Feldetrex, page 29

1.           We note your response to our prior comment 5 and advise you that your statement that the company will likely license Feldetrex to a larger pharmaceutical company, who will in turn “navigate” the regulatory pathway, appears to contradict various statements throughout the prospectus.  For example, on page 34 you state that you plan to contact large pharmaceutical companies “after the anticipated successful clinical trials” for Feldetrex.  In the event you plan to conduct clinical trials yourself, it does not appear accurate to imply that you will not be responsible for navigating the regulatory pathway.  Please reconcile these statements throughout the prospectus.  In the event you do not plan to take Feldetrex past the development stage and into clinical trials, please clearly and prominently state this fact and indicate that the company must enter into a collaboration arrangement in order to progress its product candidates any further.  Also, because your risk factor at the top of page 6 continues to reference an ANDA, please provide a substantive legal analysis supporting your conclusion that FDA approval of Feldetrex can be obtained using an ANDA despite the fact that Feldetrex will be used for currently unapproved indications of Naltrexone.  In the event the company does not plan to file the ANDA itself, please also reconsider the appropriateness of this disclosure.

IRVINE OFFICE: 9900 RESEARCH DRIVE IRVINE CALIFORNIA • 92618 (949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	SALT LAKE CITY OFFICE: 406 W. SOUTH JORDAN PARKWAY SUITE 160 SOUTH JORDAN UTAH • 84095 (801) 983-4948 • FAX (801) 983-4958

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 7, 2011

Throughout the Prospectus, the disclosure will be revised to reflect that the Company does not intend to conduct clinical trials itself, as pointed out on page 34.  We will also clearly and prominently state that we do not plan to take Feldetrex past the development stage and into clinical trials.  We will also add disclosure that the Company must enter into a collaboration arrangement in order to progress its product candidates further.  Finally, the Company’s management has concluded that the ANDA process is not applicable, and references thereto will be removed.

Financial Statements at June 30, 2011, Unaudited
Notes to Financial Statements
Note 7 – Stockholders’ Equity, page F-11

2.           We acknowledge your response to prior comment nine.  Please disclose how you determined the value of $.00001 for the 10 million common shares issued in 2010 and 500,000 common shares issued in January 2011 to the founders.  Pease disclose all of the assumptions used to estimate the fair value of your common stock, including the valuation model used, expected price volatility, estimated term, risk free interest rate, dividends and any other factors considered in determining the fair value for all of your common stock issuances in 2010 and 2011.  Please also disclose the factors that account for the increase in value per common share from $.00001 in June 2010 and January 2011 to $.10 in February 2011 to $.25 in June 2011.

We determined the value of $0.00001 for the 10 million common shares issued in 2010 and 500,000 common shares issued in January 2011 to the founders based on the par value as discussed in our response to question #14 on October 4, 2011 as follows:

The equity grants on June 21, 2010 were simply to establish the internal ownership, which occurred well before any operational activity began, or Offerings were made to the public or friends and family members.  The Company was essentially dormant from the date of formation, May 10, 2010, through the date when the equity issuances were granted on June 21, 2010 as part of the Company’s formation.  This treatment is consistent with that of the following filers:

-	SaaSMax, S-1/A, year-end 2/28/11, recorded value at par value,
-	H & H Imports, 10-K, year-end 3/31/11, recorded at par value,
-	Your Event, 10-K/A, year-end 8/31/10, recorded at par value,
-	S&W Seed Company, year-end 06/30/10, recorded at par value (see Note 1).

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 7, 2011

As part of our valuation study used to value the common and preferred stock warrants we determined the common stock carried a fair value of $0.00032 per share, using the Option-pricing Method to Allocation – Option Value by Capital Structure method.  The following assumptions were used therein:

-	Expected price volatility – 115%
-	Estimated term – 12 months
-	Risk free interest rate – 0.29%
-	Dividends – 0%

The following factors account for the increase from our par value in June 2010 and January 2011 to the value that third-party private investors were willing to pay in February 2011 ($0.10 per share) and June 2011 ($0.25 per share):

1)	that the Company was further along in the development of the business,

2)
the process of bringing the Company to a public exchange was beginning to take shape and the implied value in potential liquidity to third-party investors could have contributed to the increased value that the Company was able to gain in the free market sales to private investors, and

3)
discussions and developments with regard to an anticipated Cooperative Research and Development Agreement, or CRADA, involving clinical tests on patients which we anticipate will be conducted in conjunction with the Department of Defense may have had an impact on the Company’s ability to garner greater sales prices from the sales of their securities.

Respectfully, as we continue to raise additional capital the value of our securities is expected to increase due to the increased enterprise value generated from the capital received.

Note 8 – Series A Convertible Preferred Stock Warrants, page F-12

3.           Please disclose the estimated term used to determine the value of the warrants issued in June 2010.

With regard to the fully vested, ten year, Series A Convertible Preferred Stock Warrants, we used the Black-Scholes method to estimate the option value of the warrants.  The estimated term used in the calculation was 3,647 days (approximately 10 years, or the stated term).

Company Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 7, 2011

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The letter attached hereto indicates the Company’s agreement and affirmation of the above “Company Statements.”

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely, /s/ Brian A. Lebrecht, Esq. Brian A. Lebrecht, Esq.

November 7, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Laura Crotty

Re:	Premier Biomedical, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-174876

Dear Ms. Crotty:

Premier Biomedical, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing to be filed with the Commission on November 7, 2011:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely, /s/ William A. Hartman William A. Hartman Chief Executive Officer